Exhibit 99.7

Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.
Name of entity James Hardie Industries N.V.
ARBN 097 829 895 Incorporated in The Netherlands. The liability of members is limited.
We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Louis GRIES

Date of last notice	16 September 2009
Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable

Date of change	30 November, 1 and 3 December 2009

No. of securities held prior to change	• 193,336 fully paid ordinary shares/CUFS registered in the name of the Director; and • 3,652,347 options over unissued ordinary fully paid shares/CUFS comprising

Class	Ordinary share/CUFS and Options

Number acquired	326,015 ordinary shares/CUFS

Number disposed	259,476 ordinary shares/CUFS

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Exercise of options – A$1,640,741.73 Sale of shares – A$2,100,524.06

No. of securities held after change	Current relevant interest in securities is:
•     259,875 fully paid ordinary shares/CUFS registered in the name of the Director; and
•     3,328,000 options over unissued ordinary fully paid shares/CUFS comprising:
o     650,000 options under the 2001 Equity Incentive Plan;
o     1,000,000 options under the Managing Board Transitional Stock Option Plan;
o     860,000 options (ROCE) under the 2006 JHINV Long Term Incentive Plan; and
o     818,000 options (TSR) under the 2006 JHINV Long Term Incentive Plan.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Cashless exercise of options under the 2001 Equity Incentive Plan. The disposal of shares is required to fund the exercise price and US State and Federal withholding tax obligations (which are payable immediately on exercise of options).
Part 2 — Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest	Restricted Stock Units (RSUs) are contractual entitlements to be issued ordinary shares/CUFS upon satisfaction of certain conditions.

Name of registered holder (if issued securities)	Not applicable

Date of change	Not applicable

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable

Interest acquired	Not applicable

Interest disposed	Not applicable

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable

Interest after change	No change. However, the current interests in contracts are: ▪ 793,608 Relative TSR RSUs; ▪ 201,324 Deferred Bonus RSUs; and ▪ 487,446 Executive Incentive Program RSUs.